UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E 13D/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)


                               MOTHERS WORK, INC.
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   619903 10 7
                                 --------------
                                 (CUSIP Number)

       MVP Distribution Partners         with a copy to:
       201 King of Prussia Road          Paul A. Gajer, Esq.
       Suite 240                         Sonnenschein Nath & Rosenthal
       Radnor, PA  19087                 1221 Avenue of the Americas 25th Floor
       Attn: Robert E. Brown, Jr.        New York, NY 10020-1089
       (610) 254-2999
       ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

--------------------- ---------------------------------------- -----------------
CUSIP No. 619903 10 7                                          Page 2 of 6 pages
--------------------- ---------------------------------------- -----------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSONS:  MVP Distribution Partners

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-2796369

------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS:*  00

------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  Pennsylvania
--------------------------------------------------------------------------------
  Number of           7         SOLE VOTING POWER          374,645 shares   7.0%
   Shares        -----------  --------------------------------------------------
Beneficially          8         SHARED VOTING POWER        0 shares           0%
  Owned by       -----------  --------------------------------------------------
    Each              9         SOLE DISPOSITIVE POWER     374,645 shares   7.0%
  Reporting      -----------  --------------------------------------------------
Person With          10         SHARED DISPOSITIVE POWER   0 shares           0%
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  374,645 shares
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.0%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON:*  PN
------ -------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------- ---------------------------------------- -----------------
CUSIP No. 619903 10 7                                          Page 3 of 6 pages
--------------------- ---------------------------------------- -----------------


     This Amendment No. 2 solely amends the information contained in Amendment No. 1 to the statement on Schedule 13D (filed with the U.S. Securities and Exchange Commission on June 16, 2006) by updating the address of the Reporting Person. There are no other substantive changes to the information contained in Amendment No. 1.

ITEM 1.  Security and Issuer.
         -------------------

     This constitutes Amendment No. 2 to the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 10, 2002 (the "Schedule 13D") by MVP Distribution Partners, a Pennsylvania limited partnership (the "Reporting Person"), relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Mothers Work, Inc. (the "Issuer"), a Delaware corporation, which has its principal executive office at 456 North Fifth Street, Philadelphia, Pennsylvania 19123, is amended to furnish the additional information set forth herein.

     Except as otherwise  described  herein,  the  information  contained in the
Schedule 13D remains in effect, and all capitalized terms contained herein but not defined herein shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D. Information given in response to each item in Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2.  Identity and Background.
         -----------------------

     Item 2 is hereby amended as follows:

     1. By deleting the first sentence of the first paragraph thereof in its entirety, and by substituting therefor the following:

     The information set forth below is given with respect to (A) the Reporting Person, (B) each of the general partners of the Reporting Person, TAP, LLC ("TAP, LLC"), a Delaware limited liability company, JAH, LLC ("JAH, LLC"), a Delaware limited liability company and REB, LLC, a Delaware limited liability company ("REB, LLC"), and (C) each of the members of TAP, LLC, JAH, LLC and REB, LLC.

     2. By deleting the table contained therein in its entirety, and by substituting therefor the following:

--------------------- ---------------------------------------- -----------------
CUSIP No. 619903 10 7                                          Page 4 of 6 pages
--------------------- ---------------------------------------- -----------------



----------------- --------------------------------- -------------------------------------------------------------- ----- ----- ----

      (a)                       (b)                                             (c)                                 (d)   (e)  (f)
----------------- --------------------------------- -------------------------------------------------------------- ----- ----- ----

MVP               201 King of Prussia Road          To purchase, manage, hold, own, invest in, and dispose          No    No   N/A
Distribution      Suite 240                         of all or any portion of securities of companies.
Partners          Radnor, PA  19087
----------------- --------------------------------- -------------------------------------------------------------------------------

REB, LLC          c/o MVP Distribution Partners     To serve as general partner of the Reporting Person.            No    No    N/A
                  201 King of Prussia Road
                  Suite 240
                  Radnor, PA  19087
----------------- --------------------------------- -------------------------------------------------------------------------------

TAP, LLC          c/o MVP Distribution Partners     To serve as general partner of the Reporting Person.            No    No    N/A
                  201 King of Prussia Road
                  Suite 240
                  Radnor, PA  19087
----------------- --------------------------------- -------------------------------------------------------------------------------

JAH, LLC          c/o MVP Distribution Partners     To serve as general partner of the Reporting Person.            No    No    N/A
                  201 King of Prussia Road
                  Suite 240
                  Radnor, PA  19087
----------------- --------------------------------- -------------------------------------------------------------------------------

Robert E.         c/o MVP Distribution Partners     Sole Member and Manager of REB, LLC.  Mr. Brown is the          No    No    U.S.
Brown, Jr.        201 King of Prussia Road          (1) sole stockholder and President of Meridian Venture
                  Suite 240                         Partners II, Co., the general partner of MVP II G.P.,
                  Radnor, PA  19087                 L.P. which, in turn, is the general partner of Meridian
                                                    Venture Partners II, LP, (2) general partner of Meridian
                                                    Venture Partners, (3) sole stockholder and President of
                                                    MVP Management Company, the management agent for Meridian
                                                    Venture Partners II, LP, and (4) controlling stockholder
                                                    and President of Venture Investment Management Inc., the
                                                    management agent for Meridian Venture Partners.  The
                                                    principal business of Meridian Venture Partners II, LP and of Meridian Venture Partners is to purchase, manage, hold, own, invest in, and dispose of all or any portion of
                                                    securities of companies.
----------------- --------------------------------- --------------------------------------------------------------------------------

Thomas A. Penn    c/o MVP Distribution Partners     Sole Member and Manager of TAP, LLC.  Mr. Penn is an            No    No    U.S.
                  201 King of Prussia Road          executive officer of MVP Management Company and a limited
                  Suite 240                         partner of MVP II G.P.
                  Radnor, PA  19087
----------------- --------------------------------- --------------------------------------------------------------------------------

Joseph A. Hawke   c/o MVP Distribution Partners     Sole Member and Manager of JAH, LLC.  Mr. Hawke is an           No    No    U.S.
                  201 King of Prussia Road          executive officer of MVP Management Company and a
                  Suite 240                         limited partner of MVP II G.P.
                  Radnor, PA  19087
----------------- --------------------------------- --------------------------------------------------------------------------------


--------------------- ---------------------------------------- -----------------
CUSIP No. 619903 10 7                                          Page 5 of 6 pages
--------------------- ---------------------------------------- -----------------


ITEM 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended as follows:

     1. By deleting the first paragraph thereof in its entirety, and by substituting therefor the following:

     The Reporting Person acquired its shares of Common Stock for investment purposes. The Reporting Person periodically reviews its investment in the Issuer and the business, financial condition and capitalization of the Issuer and may, from time to time determine to take various actions based on such review, including, without limitation, acquiring additional shares of Common Stock in open market transactions or in privately negotiated transactions, selling all or any portion of its interest in the Issuer based on market conditions and other conditions which the Reporting Person may deem relevant, or taking any other action described in subsections (a) through (j) of Item 4 of Schedule 13D that could have the purpose or effect of directly or indirectly acquiring or influencing control of the Issuer.

     Although the foregoing reflects potential activities of the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and there can be no assurance that the Reporting Person will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

     2. By deleting the last sentence of the second paragraph thereof in its entirety, and by substituting therefor the following:

     As of the date hereof, the general partners of the Reporting Person are REB, LLC, TAP, LLC and JAH, LLC, all of which, as general partners of the Reporting Person, disclaim beneficial ownership of the shares of Common Stock owned by the Reporting Person.

ITEM 5.  Interests in Securities of the Issuer.
         -------------------------------------

     The Reporting Person
     --------------------

     (a) The Reporting Person beneficially owns 374,645 shares of Common Stock which, based on 5,318,861 shares of Common Stock outstanding, as indicated in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission as of May 10, 2006 (File No. 000-21196), represent 7.0% of the outstanding shares of Common Stock. All of the persons (other than the Reporting Person) listed in
ITEM 2 above disclaim any beneficial ownership of the shares of Common Stock owned by the Reporting Person.

     (b) The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock owned by it.

     (c) None.

     (d) Not Applicable.

--------------------- ---------------------------------------- -----------------
CUSIP No. 619903 10 7                                          Page 6 of 6 pages
--------------------- ---------------------------------------- -----------------


     (e) Not Applicable.

     Brown
     -----

     (a) Brown, individually, beneficially owns 83,942 shares of Common Stock, and in his capacity as sole trustee and beneficiary of Venture Investment Management, Inc. Pension Plan, beneficially owns an additional 19,400 shares of Common Stock which, based on 5,318,861 shares of Common Stock outstanding, as indicated in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission as of May 10, 2006 (File No. 000-21196), collectively represent 1.9% of the outstanding shares of Common Stock. In addition, Brown's spouse individually, beneficially owns 31,264 shares of Common Stock which, based on 5,318,861 shares of Common Stock outstanding, as indicated in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission as of May 10, 2006 (File No. 000-21196), represent 0.59% of the outstanding shares of Common Stock. All of the persons (other than Brown) listed in ITEM 2 above disclaim any beneficial ownership of the shares of Common Stock beneficially owned by Brown or his spouse.

     (b) Brown, individually, has the sole power to vote and dispose of all of the 103,342 shares of Common Stock owned by him. Brown's spouse has the sole power to vote and dispose of all of the 31,264 shares of Common Stock owned by her.

     (c) None.

     (d) Not applicable.

     (e) Not Applicable.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: June 19, 2006
                                            MVP DISTRIBUTION PARTNERS

                                            By:   /s/ Robert E. Brown, Jr.
                                                  ------------------------
                                                  Name: Robert E. Brown, Jr.
                                                  Title: Authorized Signatory

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).